UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                       (Amendment No. __________)*

                              GENSYM CORP.
                            (Name of Issuer)

                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                                37245R107
                             (CUSIP Number)

       Austin W. Marxe, 153 East 53rd Street, New York, NY  10022

                             (212) 832-5300
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              March 1, 1999
             (Date of Event Which Requires Filing Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of S240.13d-(e), 240.13d-1(f) or 240.13d-(g), check the following box  _x_.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See S240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107                    Page 2 of 9 Pages

1.   NAME OF REPORTING PERSONS
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Special Situations Fund III, L.P. F13-3737427
      MGP Advisers Limited Partnership * F13-3263120


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a)
                                                    (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF      (7) SOLE VOTING POWER  See Marxe/Greenhouse
SHARES
BENEFICIALLY   (8) SHARED VOTING POWER       None
OWNED BY
 EACH          (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
REPORTING
PERSON WITH    (10) SHARED DISPOSITIVE POWER    None


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

          380,600

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9%

 14.  TYPE OF REPORTING PERSON

        IV/IA


*AWM Investment Company, Inc., a Delaware corporation, is the
General Partner of this entity.

CUSIP No. 37245R107         Page 3 of 9 Pages

1.   NAME OF REPORTING PERSONS:
      SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Special Situations Cayman Fund, L.P. (the "Cayman Fund") -
     98-0132442
    AWM Investment Company, Inc. ("AWM") 11-3086452

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        AWM - Delaware
       The Cayman Fund - Cayman Islands

NUMBER OF      (7) SOLE VOTING POWER  See Marxe/Greenhouse
SHARES
BENEFICIALLY   (8) SHARED VOTING POWER       None
OWNED BY
 EACH          (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
REPORTING
PERSON WITH    (10) SHARED DISPOSITIVE POWER    None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

          137,500

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.1%

14.  TYPE OF REPORTING PERSON

        IV/IA

 CUSIP No. 37245R107                        Page 4 of 9 Pages

1.   NAME OF REPORTING PERSONS:
      SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Austin W. Marxe
      David M. Greenhouse

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)
                                        (b) X

 3.   SEC USE ONLY

4.   SOURCE OF FUNDS
           00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF      (7) SOLE VOTING POWER        518,100
SHARES
BENEFICIALLY   (8) SHARED VOTING POWER       None
OWNED BY
 EACH          (9) SOLE DISPOSITIVE POWER    518,100
REPORTING
PERSON WITH    (10) SHARED DISPOSITIVE POWER    None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

          518,100

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.1%

14.  TYPE OF REPORTING PERSON

        IN

                                       Page 5 of 9 Pages

                           SCHEDULE 13D

Item 1. Security and Issuer.
     This Schedule relates to the common stock (the "Securities") of Gensym Corporation (the "Issuer"). The Issuer's principal executive offices are located at 125 Cambridge
     Park Drive, Cambridge, MA  02140.

Item 2. Identity and Background.
     This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III");
     (ii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iii) MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP");
     (iv) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (v) Austin W. Marxe and (vi) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

     The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 51st floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

     The principal business of SSF III and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and the investment adviser to SSF III. The principal business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the Cayman Fund. MGP and AWM are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

     Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.



                                        Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.
     Each Fund utilized available cash assets to purchase the Securities.

Item 4. Purpose of the Transaction.

     Each of the Reporting Persons acquired his or its respective
     Securities for investment purposes and not with the purpose of changing or influencing control of the Issuer.

     The Reporting Persons agreed, as of the date hereof, to form a group for the purpose of seeking appropriate representation on the Board of Directors of the Issuer (the "Board") to respond to the Issuer's poor financial and market performance. In reviewing potential responses, Messrs. Marxe and Greenhouse, prior to the date hereof, engaged in several conversations and communications with certain of the current directors of the Board and the Chief Executive Officer of the Issuer ("CEO") expressing dissatisfaction with the Issuer's current financial and market performance and requesting, on behalf of the Reporting Persons, representation on the Issuer's slate of directors to be elected at its 1999 Annual Meeting of Shareholders (the "Annual Meeting"). As of the date hereof, no satisfactory response has been provided by the Issuer.

     By letter dated February 24, 1999, Mr. Greenhouse, on behalf of the Reporting Persons, demanded a reconstitution of the Board with new independent directors who would be responsive to the interests of the Issuer's shareholders and would strive to maximize shareholders' value. The Reporting Persons believe that a new Board will need to address management's ability to deliver consistently improved operating results and to consider additional strategic alternatives, such as a sale or merger of the Issuer. The Reporting Persons are currently assessing the actions available to them in the absence of a satisfactory response from the Issuer.

     The Reporting Persons intend to continually assess the market for the Securities, as well as the Issuer's financial position and operations. The Reporting Persons do not have present plans to acquire additional Securities at the present time, but may determine, subject to applicable law, to acquire additional Securities in the future depending on, among other things, the prevailing market price of the Securities. The Reporting Persons may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Securities owned by them, depending upon a continuing assessment and upon future developments. In making any such determination, the Reporting Persons will consider their goals and objectives, other business
                                        Page 7 of 9 Pages
     opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others. The Reporting Persons may also consider whether other shareholders of the Issuer will become members of the group.

     Except as set forth herein, the Reporting Persons have no present plans or proposals to engage in any transactions involving the Issuer or the Securities of the Issuer.

Item 5. Interest in Securities of the Issuer.
     See pps. 2-5 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

     During the period January 1, 1999 through February 28, 1999, the following Funds acquired Securities in open market transactions as follows:

                              Common Shares  Average Price

(1)  Cayman Fund               30,800             2.99
(2)  SSF III                   69,300             2.91


   See Schedule 13G filed as of December 31, 1998 for prior positions held.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 2 of this Schedule.  Based on such Item,  Messrs.
     Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.














                                        Page 8 of 9 Pages

                         SIGNATURE

 After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 1, 1999

                            SPECIAL SITUATIONS FUND III, L.P.
                            By MGP Advisers Limited Partnership,
                             General Partner



                            By:  /s/ Austin W. Marxe
                                 Austin W. Marxe
                                 Managing Director



                            SPECIAL SITUATIONS CAYMAN FUND, L.P.
                            By AWM Investment Company, Inc.,
                              General Partner


                            By: /s/ Austin W. Marxe
                                 Austin W. Marxe
                                 President



                            By: /s/ Austin W. Marxe
                              Austin W. Marxe, individually


                            By: /s/ David M. Greenhouse
                         David M. Greenhouse, individually














                                        Page 9 of 9 Pages




                     JOINT FILING AGREEMENT

The Reporting Persons acknowledge and agree by certifying this
Schedule 13D that the foregoing statement on Schedule 13D is filed on behalf of each of the Reporting Persons and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the Reporting Persons without the necessity of filing additional joint acquisition statements.